Stoecklein Law Group, LLP

Practice Limited to Federal Securities

Columbia Center	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

August 13, 2013

Jay Ingram
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: Merculite Distributing, Inc.
Your Letter of May 21, 2013
Form Registration Statement on Form S-1/A
File No. 333-180606

Dear Mr. Ingram,

This correspondence is in response to your letter dated May 21, 2013 in reference to our filing of the Registration Statement on Form S-1/A No. 2 filed May 6, 2013 on behalf of Merculite Distributing, Inc., your file number 333-180606.

Index to Financial Statements, page 36

1.           Please update your financial statements as required by Rule 8-08 of Regulation S-X.

Response: We have updated our financial statements to comply with the requirements of Article 8-08 of Regualtion S-X.

Exhibit 23.1

2.           The audit opinion on page F-1 is dated April 29, 2013 but your auditor’s consent implies the report date is April 29, 2012.  Your consent also refers to amendment #1, rather than amendment #2.  Please amend your filing to correct your auditor’s consent.

    Response: We have ensured that the auditor consent reflects the correct audit report date and amendment number.

Please contact Jennifer Trowbridge in our office, at 619-704-1310 with any additional questions.

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP